================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)
                                   -----------
                               (AMENDMENT NO. __)*

                           THE A CONSULTING TEAM, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

        COMMON STOCK,                                       000881102
  PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
(TITLE OF CLASS OF SECURITIES)                             (CUSIP NUMBER)

                                 MARCH 19, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

 [__]  RULE 13D-1(B)
 [X]   RULE 13D-1(C)
 [__]  RULE 13D-1(D)

                                   ----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 6 Pages

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NY2:\912615\02\79012.0003

------------------------------- -------------------------------------           ---------------------------------------------------
CUSIP No.                       000881102                               13G                         Page 2 of 6
------------------------------- -------------------------------------           ---------------------------------------------------

------------------------- ------------------------------------------- -------------------------------------------------------------
           1              NAME OF REPORTING PERSON:                   YOSSI VARDI


                          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                          (ENTITIES ONLY):
------------------------- ------------------------------------------------------------------------------------- -------------------
           2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                      (A) [_]
                                                                                                                      (B) [X]
------------------------- ---------------------------------------------------------------------------------------------------------
           3              SEC USE ONLY

------------------------- ------------------------------------------- -------------------------------------------------------------
           4              CITIZENSHIP OR PLACE OF ORGANIZATION:       ISRAEL

------------------------------- ----- ----------------------------------------- ---------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER:                           542,856*
            SHARES
                                ----- ----------------------------------------- ---------------------------------------------------
         BENEFICIALLY            6    SHARED VOTING POWER:                         0
           OWNED BY
                                ----- ----------------------------------------- ---------------------------------------------------
             EACH                7    SOLE DISPOSITIVE POWER:                      542,856*
           REPORTING
                                ----- ----------------------------------------- ---------------------------------------------------
         PERSON WITH             8    SHARED DISPOSITIVE POWER:                    0

------------------------- ----------------------------------------------------- ---------------------------------------------------
           9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              542,856*
                          REPORTING PERSON:

------------------------- ------------------------------------------------------------------------------------- -------------------
           10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
                                                                                                                        [__]

------------------------- ------------------------------------------------------------------------------------- -------------------
           11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                    9.2%*

------------------------- ------------------------------------------- -------------------------------------------------------------
           12             TYPE OF REPORTING PERSON:                   IN
------------------------- ------------------------------------------- -------------------------------------------------------------

* INCLUDES 271,428 SHARES THAT MAY BE ACQUIRED BY THE REPORTING PERSON UPON THE EXERCISE OF WARRANTS THAT ARE NOT EXERCISABLE UNTIL JULY 17, 2000. (SEE ITEM 4).

ITEM 1.

      (A)   NAME OF ISSUER:

            The A Consulting Team, Inc., a New York corporation (the "Issuer")

      (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            200 Park Avenue South, New York, New York 10003

ITEM 2.

      (A)   NAME OF PERSON FILING:

            Yossi Vardi (the "Reporting Person")

      (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            12 Shamir Street, Tel Aviv 69693, Israel

      (C)   CITIZENSHIP:

            Israeli

      (D)   TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.01 per share ("Common Stock")

      (E)   CUSIP NUMBER:

            000881102

ITEM 3. FOR STATEMENTS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C):

            Not applicable.

ITEM 4. OWNERSHIP:

      (A)   AMOUNT BENEFICIALLY OWNED:

            See Item 9 of the cover page attached hereto and the information set forth below.

      (B)   PERCENT OF CLASS:

            See Item 11 of the cover page attached hereto. Such figure is based on the number of shares of Common Stock outstanding as of May 10, 2000 as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2000.

      (C)   NUMBER OF SHARES AS TO WHICH THE REPORTING PERSON HAS:

            (i)   Sole power to vote or direct the vote:

                  See Item 5 of the cover page attached hereto and the information set forth below.

            (ii)  Shared power to vote or direct the vote:

                  See Item 6 of the cover page attached hereto and the information set forth below.

            (iii) Sole power to dispose or to direct the disposition of:

                  See Item 7 of the cover page attached hereto and the information set forth below.

            (iv)  Shared power to dispose or to direct the disposition of:

                  See Item 8 of the cover page attached hereto and the information set forth below.

            Pursuant to a Stock Purchase Agreement dated as of March 19, 2000 (the "Agreement") among the Issuer, the Reporting Person and the other investors party thereto (collectively with the Reporting Person, the "Investors"), the Reporting Person purchased from the Issuer (i) 271,428 shares of Common Stock and (ii) a warrant to purchase up to an additional 271,428 shares of Common Stock at any time during the period commencing 120 days after the date of the Agreement and ending on the second anniversary of the date of the Agreement (the "Warrant"). In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the number of shares reported herein as beneficially owned by the Reporting Person includes all 271,428 shares that may be acquired upon exercise of the Warrant.

            Pursuant to the Agreement, in the event that all the Investors exercise in full all warrants that have been issued to them pursuant to the Agreement and for so long as the Investors and their affiliates own, in the aggregate, at least 75% of the shares of Common Stock purchased as a result of the exercise of such warrants, upon written request from Investors holding a majority of such shares, the Issuer has agreed to take all actions necessary to cause the board of directors of the Issuer (the "Board") to approve and appoint, and/or nominate and cause the shareholders of the Issuer to elect, one person designated by the Investors, collectively, to be a member of the Board. The Reporting Person expressly disclaims beneficial ownership of any Common Stock beneficially owned, or that may be acquired, by any other Investor.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.

ITEM 10. CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

             [The remainder of this page intentionally left blank.]

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 19, 2000

                                                      /s/ YOSSI VARDI
                                             ----------------------------------
                                                          Yossi Vardi





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